CAPITAL DEPLOYMENT & GROWTH ROADMAP

This $1M SAFE financing round is designed to accelerate Vidavu from its current growth stage to our next and final stage Series A Preferred round planned for late December 2027. Capital raised through this offering will be strategically deployed to expand our AI-powered platform, grow our customer base, add new strategic partnerships, and build the operational foundation required for long-term scale. Following are our top five intended uses of capital:



SAFE ROUND
Current – December 2027
SERIES A GROWTH PHASE
January 2028 – December 2029
BUILD • VALIDATE • SCALE
ACCELERATE • EXPAND • LEAD
NOW
(Current)
DECEMBER 2027
(SAFE Round End)
JANUARY 2028
(Series A Start)
DECEMBER 2029
(Phase End)

TOP 5 USE OF PROCEEDS FOCUS

1. **User Acquisition**: Our primary strategy to accomplish this goal is through organic and paid social media influencer in our core vertical markets. Target: 10,000 users
2. **Product Development:** Complete and launch Rainbow Bridges (pets) by OCT 2027; Complete our Yearbook U property for launch to high schools and colleges for the 2027-2028 school year.
3. **Develop Strategic Partnerships:** Establish key partnerships in the legacy / memorial; education, sports, and non-profit sectors.
4. **Operational Scale:** Improve physical product supply chain / sources (Realz® Video Frames, Coffee Table Books) and scale-up shipping capabilities.
5. **Revenue Growth:** Achieve break-even cash flow on development and operational efforts, preserving capital primarily for growth.

**Note: This document is used for planning purposes only. Capital will be deployed strategically and opportunistically to maximize our exit valuation.*